Exhibit 4.39

EXECUTION COPY

Form of Employment Agreement

This employment agreement (the "Agreement") is entered into by and between ("you" or "your") and Acorn International, Inc., an exempted company incorporated in the Cayman Islands with limited liability or one of its subsidiaries (the "Company"). This Agreement has an effective date as of (the "Effective Date").

In consideration of the mutual covenants and promises made in this Agreement, you and the Company agree as follows:

1. Position and Responsibilities. As of the Effective Date, you will serve as a full-time employee of the Company as the [Title]. As [Title], you shall have overall authority and responsibility for the Company and all Company (or affiliate) personnel and business functions shall report to you and you shall have the duties, responsibilities and authority that are customarily associated with such position of being the most senior executive officer of the Company. You shall devote sufficient time and efforts to the Company's business in order to satisfy your duties provided that you may continue your involvement with other existing and future business endeavors in addition to the Company, devoting as much time and attention to the same as you wish so long as such activities do not prohibit fulfillment of your duties to the Company. For the avoidance of doubt, it is understood and agreed that you are active as an investor in many other ventures, that you serve as director, officer, and chairman for various other entities, and that your business and personal activities outside the Company currently require, and are likely to continue to require, significant time and attention including significant time outside of China. You shall report solely and directly to the Board. You shall have an office at the Company's headquarters in the area of Shanghai, the People’s Republic of China, but you shall be permitted to work anywhere in the world, so long as consistent with fulfillment of your duties. You may be required to travel on behalf of the Company in accordance with the Company's travel policies.

2. Term. Your employment with the Company is for no specified duration and either you or the Company may terminate your employment subject to the terms and provisions of this Agreement.

3. Salary, Bonus and Equity Incentives.

(a) Base Salary. During your employment as [Title], you will be paid an annual base salary of RMB (the "Base Salary") for your services to the Company as [Title], payable in the time and manner that the Company customarily pays its employees provided that you will receive pro-rata payments of Base Salary on at least a monthly basis. Your Base Salary shall also be reviewed periodically for adjustment so that your Base Salary is competitive and such review shall be done in conformity with the Company's administrative practices and such review shall take into account your individual performance and the Company's performance. Your Base Salary may not be reduced without your advance written consent and any such reduction without your consent shall be a material breach of this Agreement by the Company.

(b) Bonuses. During your employment as [Title], you will be eligible to participate in any bonus programs as set forth by the Board. In addition, you will be eligible to earn an annual cash bonus each fiscal year based on reasonable objective performance goals which are in writing and which are mutually established by the Board and yourself within no later than 30 days into the applicable fiscal year. Your annual target cash bonus amount will be equal to of your annual rate of Base Salary at the end of the applicable fiscal year. In any year, you will be eligible to earn up to of your annual target bonus amount for superior performance. The actual amount of the annual bonus paid to you, if any, shall be determined based on the degree of achievement of such performance goals and shall be paid to you as soon as reasonably practicable after the end of the performance fiscal year and the publication of the Company's annual financial statements but in no event later than seventy (70) days after the end of such fiscal year. You must be employed with the Company through the last day of the applicable fiscal year in order to receive such payment. Your annual target bonus opportunity may not be reduced without your advance written consent and any such reduction without your consent shall be a material breach of this Agreement by the Company.

4. Expense Reimbursement. While you are an employee of the Company, you will be promptly reimbursed for all reasonable and necessary business expenses (including, but without limitation, travel expenses) upon the properly completed submission of requisite forms and receipts to the Company.

5. Change of Control.

(a) Definition. For purposes of this Agreement, a "Change of Control" shall mean any of the following:

(i) The consummation of a merger or consolidation of the Company with or into another entity or any other corporate reorganization, if more than 50% of the combined voting power of the continuing or surviving entity's securities outstanding immediately after such merger, consolidation or other reorganization is owned by persons who in the aggregate owned less than 20% of the Company's combined voting power represented by the Company's outstanding securities immediately prior to such merger, consolidation or other reorganization;

(ii) The complete liquidation of the Company;

(iii) The sale, liquidation or disposition by the Company of all or substantially all of the Company's assets; or

(iv) Any transaction as a result of which any person is the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company representing at least 30% of the total voting power represented by the Company's then outstanding voting securities. For purposes of this Paragraph (iii), the term "person" shall have the same meaning as when used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934 but shall exclude:

(A) A trustee or other fiduciary holding securities under an employee benefit plan of the Company or a subsidiary of the Company;

(B) A corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of the common stock of the Company; and

(C) The Company.

A transaction shall not constitute a Change of Control if its sole purpose is to change the jurisdiction of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately before such transactions.

(b) Limitation on Payments. In the event that it is determined that any payment or distribution of any type to or for the benefit of you (whether under this Agreement or otherwise) made by the Company, by any of its affiliates, by any person who acquires ownership or effective control of the Company or ownership of a substantial portion of the Company's assets (within the meaning of section 280G of the U.S. Internal Revenue Code of 1986 as amended ("Code"), and the regulations thereunder) or by any affiliate of such person, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise (the "Total Payments"), would either be subject to the excise tax imposed by section 4999 of the Code (or nondeductible by the Company under Code Section 280G) or any interest or penalties with respect to such excise tax (such excise tax or nondeductibility, together with any such interest or penalties, are collectively referred to as the "Excise Tax"), then in the manner which maximizes your after-tax retained amounts. , you in your discretion may request the Company to solicit a vote of such shareholders (described in Code Section 280G(b)(5)(B) and in which case the Company shall conduct a shareholder vote to comply with the requirements specified under Code Section 280G and the regulations promulgated thereunder. Any reduction in Total Payments required in connection with the shareholder vote shall be effected in the manner which maximizes your after-tax retainment of the Total Payments.

All mathematical determinations and all determinations of whether any of the Total Payments are "parachute payments" (within the meaning of section 280G of the Code) that are required to be made under this section, shall be made by a nationally recognized independent audit firm mutually selected by you and the Company (the "Accountants"), who shall provide their determination, together with detailed supporting calculations regarding the amount of any relevant matters, both to the Company and to you. Such determination shall be made by the Accountants using reasonable good faith interpretations of the Code. As expressly permitted by Q/A #32 of the Code Section 280G regulations, with respect to performing any present value calculations that are required in connection with this section, you and Company each affirmatively elect to utilize the U.S. Applicable Federal Rates ("AFR") that are in effect as of the Effective Date and the Accountants shall therefore use such AFRs in their determinations and calculations. The Company shall pay the fees and costs of the Accountants which are incurred in connection with this section.

6. Employee Benefit Programs. During your employment with the Company, you will be entitled to participate in all Company employee benefit plans and programs at the time or thereafter made available to Company senior executives and/or all of the Company's salaried employees generally, including, without limitation, any savings or profit sharing plans, deferred compensation plans, stock option incentive plans, group life insurance, accidental death and dismemberment insurance, hospitalization, surgical, major medical and dental coverage, vacation, sick leave (including salary continuation arrangements), long-term disability, holidays and other employee benefit programs sponsored by the Company. Commencing with the Effective Date, you shall begin to accrue five weeks of vacation annually on a pro-rata basis with no limit on the amount of total vacation that can be accrued. You will also be indemnified to the maximum extent permitted by law pursuant to the Company's Memorandum and Articles of Incorporation and an indemnification agreement reasonably acceptable to you and the remainder of the Board, and you will also be covered by a customary director and officer insurance policy.

7. Consequences of Termination of Employment. Your last day of employment is the Termination Date. Upon termination of your employment for any reason, you shall receive payment from the Company covering the following: (i) all unpaid salary and unpaid vacation accrued through the Termination Date, (ii) any payments/benefits to which you are entitled under the express terms of any applicable Company employee benefit plan or this Agreement (including without limitation payment of bonuses for prior completed years) and (iii) any unreimbursed valid business expenses for which you have submitted properly documented reimbursement requests (collectively, (i) through (iii) are the "Accrued Pay"). You may also be eligible for other post-employment payments and benefits as provided in this Agreement.

(a) For Cause. For purposes of this Agreement, your employment may be terminated by the Company for "Cause" as a result of the occurrence of one or more of the following:

(i) any gross misconduct or violation of law which is materially injurious to the operations, financial condition or business reputation of the Company or any affiliate;

(ii) your conviction (or entering into a plea bargain admitting criminal guilt) of a felony crime;

(iii) your material breach of this Agreement or other written agreement with the Company; or

(iv) your material violation of any Company written policy that has been previously provided to you.

The Company shall provide you with 30 days’ advance written notice detailing the basis for the termination of employment for Cause. During the 30 day period after you have received such notice, you shall have an opportunity to cure or remedy the above and, for any of the above, to present your case to the full Board before any termination for Cause is finalized by the Company. You shall continue to receive the compensation and benefits provided by this Agreement during the 30 day period after you receive the written notice of the Company's intention to terminate your employment for Cause.

In the event your employment is terminated by the Company for Cause you will be entitled only to your Accrued Pay.

(b) Without Cause or for Good Reason. The Company may terminate your employment without Cause at any time and for any reason without notice or you may resign your employment for Good Reason (as defined below) upon thirty days advance written notice. If your employment is terminated by the Company without Cause or by you for Good Reason, then subject to your timely compliance with the release of claims requirements specified in the next paragraph, you will be entitled to continue to receive the sum of your annual Base Salary plus annual target bonus amount, payable on a pro-rata monthly basis following your Termination Date, for 24 months after your Termination Date with the first such installment occurring on the 60th day after your Termination Date. However, if such Termination Date occurs during the twenty-four (24) month period after a Change of Control, then you shall instead receive a single cash lump sum payment equal to the product of 2.5 multiplied by the sum of your annual Base Salary plus annual target bonus with such payment occurring on the 60th day after your Termination Date. Subject to cessation if you receive comparable coverage through another employer, the Company shall continue to pay the Company portion of the premium for your Company group medical insurance coverage for 24 months after the Termination Date provided you timely pay your portion of the necessary premium. In addition, your unvested stock options or other unvested Company compensatory equity, if any, shall become immediately fully vested as of your Termination Date. And you shall also be entitled to receive a full bonus under Section 3(b) for the fiscal year of termination depending upon the degree of attainment of the performance goals for such year and with payment to occur at the time specified in Section 3(b). As a condition to receiving (and continuing to receive) the severance payments and benefits provided in this Section 7(b), you must within forty-five (45) days of your Termination Date, execute (and then not revoke) a release agreement (which will include only a general release of claims and no other covenants or obligations for you) which releases all of your known and unknown claims that you may then have against the Company or affiliates of the Company.

Subject to the express language in this Section 7(b) and Section 14, you shall not be required to mitigate the amount of any payment or benefit contemplated by this Section 7(b), nor shall any such payment or benefit be reduced by any earnings or benefits that you may receive from any other source.

For purposes of this Agreement, you may resign your employment from the Company for "Good Reason" within one hundred (100) days after the date that any one of the events shown below in (v) through (y) (any one of which shall constitute "Good Reason") has first occurred without your written consent. Your resignation for Good Reason can only be effective if the Company has not cured the Good Reason event within 30 days after its receipt of written notice from you stating your belief that Good Reason exists. Such written notice must be provided to the Company within 60 days of the initial existence of the purported Good Reason event and shall generally describe the basis and underlying facts supporting your belief that a Good Reason event has occurred. If the Company does timely and fully cure the Good Reason event, then you may either resign your employment without Good Reason or you may continue to remain employed subject to the terms of this Agreement.

(v) You have experienced a reduction in your Base Salary;

(w) You have experienced a diminution in your authority, duties, responsibilities, or reporting structure as specified in Section 1;

(x) You are required at the direction of the Board of Directors to regularly work in a particular geographic location;

(y) The Company has materially breached this Agreement or a written Company policy applicable to you; or

(z) Your death or termination of your employment due to your disability.

(c) Voluntary Termination. In the event you voluntarily terminate your employment with the Company without Good Reason, you will be entitled to receive only your Accrued Pay. You will be entitled to no other compensation from the Company. You agree to provide the Company with at least 30 days advance written notice of your intent to resign without Good Reason. If the Company waives such notice period, you will still be entitled to receive all compensation and benefits that would otherwise be paid to you for the full duration of the notice period.

(d) Disability. For purposes of this Agreement, "disability" is defined to occur when you are unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months.

8. Proprietary Information and Inventions Agreement; Confidentiality. You will be required, as a condition of your ongoing employment with the Company, to timely execute the Company's form of proprietary information and inventions agreement as may be amended from time to time by the Company. You must continue to abide by this agreement, post-employment, and if you violate this agreement then any post-employment benefits which you would otherwise be entitled to receive shall be terminated without consideration. Notwithstanding any requirement that the Company may have to disclose the terms and provisions of this Agreement, you agree to keep confidential the existence of this Agreement and its terms and provisions except as otherwise required by law.

9. Assignability; Binding Nature. Commencing on the Effective Date, this Agreement will be binding upon you and the Company and your respective successors, heirs, and assigns. This Agreement may not be assigned by you except that your rights to compensation and benefits hereunder, subject to the limitations of this Agreement, may be transferred by will or operation of law. No rights or obligations of the Company under this Agreement may be assigned or transferred except by operation of law in the event of a merger or consolidation in which the Company is not the continuing entity, or the sale or liquidation of all or substantially all of the assets of the Company provided that the assignee or transferee is the successor to all or substantially all of the assets of the Company and assumes the Company's obligations under this Agreement contractually or as a matter of law.

10. Governing Law; Arbitration. This Agreement will be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Nevada. Any dispute, controversy or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding contractual or non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English. Any reasonable legal fees incurred by you in connection with the implementation of this Agreement or in connection with any dispute involving this Agreement shall be paid by the Company. The Company’s payment of such fees shall be made to you or your counsel within 30 days of the Company’s receipt of applicable invoices and such invoices shall be provided to the Company within 45 days after the end of the calendar month in which such fees were incurred.

11. Taxes. Anything to the contrary notwithstanding, all payments made by the Company to you or your estate or beneficiaries will be subject to tax withholding pursuant to any applicable laws or regulations. This Agreement is intended to not violate Code Section 409A and accordingly it shall be interpreted and administered by the Company to comply with the requirements of section 409A of the Code. In the event this Agreement or any benefit paid to you is deemed to be subject to section 409A of the Code, the Company shall, after consultation with you, affirmatively adopt whatever amendments are needed to comply with section 409A of the Code and avoid the imposition of taxes under Code Section 409A and with such amendment preserving the compensation and benefits to which you are entitled. Each payment made pursuant to any provision of this Agreement shall be considered a separate payment and not one of a series of payments for purposes of Code Section 409A. If upon your "separation from service" within the meaning of Code Section 409A, you are then a "specified employee" (as defined in Code Section 409A), then solely to the extent necessary to comply with Code Section 409A and avoid the imposition of taxes under Code Section 409A, the Company shall defer payment of "nonqualified deferred compensation" subject to Code Section 409A payable as a result of and within six (6) months following such "separation from service" under this Agreement until the earlier of (i) the first business day of the seventh month following your "separation from service," or (ii) ten (10) days after the Company receives written notification of your death. Any such delayed payments shall be made with interest accruing at the rate of the then U.S. short-term applicable federal rate. To the extent any nonqualified deferred compensation payment to you could be paid in one or more of your taxable years depending upon you completing certain employment-related actions, then any such payments will commence or occur in the later taxable year to the extent required by Code Section 409A. Any reimbursement payable to you under this Agreement or pursuant to any plan or arrangement of the Company shall be paid in accordance with the Company's established procedures provided, however, that to the extent necessary to comply with Code Section 409A, the following requirements will be adhered to: (1) such reimbursement arrangements will provide an objectively determinable nondiscretionary definition of the expenses eligible for reimbursement or of the in-kind benefits to be provided, (2) such reimbursement arrangements will provide for the reimbursement of expenses incurred or for the provision of the in-kind benefits during an objectively and specifically prescribed period (including your lifetime), (3) such reimbursement arrangements will provide that the amount of expenses eligible for reimbursement, or in-kind benefits provided, during your taxable year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other taxable year, (4) the reimbursement of an eligible expense will be made on or before the last day of your taxable year following the taxable year in which the expense was incurred, and (5) the right to reimbursement or in-kind benefits will not be subject to liquidation or exchange for another benefit. Additionally, to the extent required by Code Section 409A, an eligible reimbursement expense must be incurred by you no later than the end of the second year following the year in which your separation from service occurs and any reimbursement payments to you must be made not later than the end of the third year following your separation from service (or, in the case of in-kind benefits, by the end of the second year following your separation from service). In the event you are subject to additional taxes, interest and/or penalties imposed by any of Code Sections 280G, 4999 and/or 409A with respect to any payments or benefits due to you under this Agreement or otherwise, the Company shall pay you a cash amount equal to the sum of: (i) any taxes interest and/or penalties that may be imposed on you under such Code Sections (the “Tax Restoration”) and (ii) for any taxes (including excise taxes) imposed on the Tax Restoration payment, with all such computations performed applying the then highest aggregate marginal tax rates. Such payment shall be made to you within thirty days of the determination that such taxes are owed and will be in an amount so that you will be in the same position on an after-tax basis that you would have been if no Code Section 280G, 4999 and/or 409A taxes, excise taxes, interest and/or penalties had been imposed. Additionally, the Company shall ensure that you do not pay more federal, state, and foreign income taxes for any calendar year than you would have paid had employment been entirely in your home country (any such excess taxes are the “Expat Taxes”). The Company shall pay you a cash amount equal to the sum of: (i) any Expat Taxes (“Expat Tax Restoration”) and (ii) for any taxes (including excise taxes) imposed on the Expat Tax Restoration payment, with all such computations performed applying the then highest aggregate marginal tax rates. Such payment shall be made to you within thirty days of the determination that such taxes are owed and will be in an amount so that you will be in the same position on an after-tax basis that you would have been if no Expat Taxes had been imposed. The Company shall also, within 45 days of being incurred, pay (on a tax-effected basis applying the highest aggregate marginal tax rates) for the costs of timely preparing and filing your tax returns that need to be filed with countries other than your home country.

12. Entire Agreement. Except as otherwise specifically provided in this Agreement, this Agreement contains all the legally binding understandings and agreements between you and the Company pertaining to the subject matter of this Agreement and supersedes all such agreements, whether oral or in writing, previously entered into between the parties.

13. Covenants. As a condition of this Agreement and to your receipt of any post-employment benefits, you agree that you will comply with all of the covenants set forth in this Section 13.

(a) Within ten days after the Termination Date, you shall execute the Company's Proprietary Information Agreement Termination Certification (or its successor agreement);

(b) Within ten days after the Termination Date, you shall return to the Company all Company property including, but not limited to, computers, cell phones, pagers, keys, laboratory notebooks, business cards, intellectual property, etc. and you shall not retain any copies, facsimiles or summaries of any Company proprietary information;

(c) You will fully pay off any outstanding advances, loans or debts owed to the Company no later than their applicable due date or your Termination Date (if no other due date has been previously established); and

(d) You will submit any outstanding expense reports to the Company within 30 days after the Termination Date.

14. Notice. Any notice that the Company is required to or may desire to give you shall be given by personal delivery, recognized overnight courier service, email, telecopy or registered or certified mail, return receipt requested, addressed to you at your address of record with the Company, or at such other place as you may from time to time designate in writing. Any notice that you are required or may desire to give to the Company hereunder shall be given by personal delivery, recognized overnight courier service, email, telecopy or by registered or certified mail, return receipt requested, addressed to the Company at its principal office, or at such other office as the Company may from time to time designate in writing. The date of actual delivery of any notice under this Section 14 shall be deemed to be the date of delivery thereof.

15. Waiver; Severability. No provision of this Agreement may be amended or waived unless such amendment or waiver is agreed to by you and the Company in writing. No waiver by you or the Company of the breach of any condition or provision of this Agreement will be deemed a waiver of a similar or dissimilar provision or condition at the same or any prior or subsequent time. Failure or delay on the part of either party hereto to enforce any right, power, or privilege hereunder will not be deemed to constitute a waiver thereof. In the event any portion of this Agreement is determined to be invalid or unenforceable for any reason, the remaining portions shall be unaffected thereby and will remain in full force and effect to the fullest extent permitted by law.

16. Voluntary Agreement. You acknowledge that you have been advised to review this Agreement with your own legal counsel and other advisors of your choosing and that prior to entering into this Agreement, you have had the opportunity to review this Agreement with your attorney and other advisors and have not asked (or relied upon) the Company or its counsel to represent you or your counsel in this matter. You further represent that you have carefully read and understand the scope and effect of the provisions of this Agreement and that you are fully aware of the legal and binding effect of this Agreement. This Agreement is executed voluntarily by you and without any duress or undue influence on the part or behalf of the Company.

Please acknowledge your acceptance and understanding of this Agreement by signing and returning it to the undersigned. A copy of this signed Agreement will be sent to you for your records.

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ACORN INTERNATIONAL, INC.

Date:

Acknowledged and Agreed

Name:
Date: